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Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036, USA

November 22, 2006

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

  Re:
  CastlePoint Holdings, Ltd.
  Amendment No. 1 to the Registration Statement on Form S-1
  filed September 25, 2006
  Registration No. 333-134628

Dear Mr. Riedler:

        CastlePoint Holdings, Ltd. (the "Company") has requested that we respond to the Staff's comment letter, dated October 11, 2006, relating to the Company's Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-134628) filed on September 25, 2006 ("Amendment No. 1"). On behalf of the Company, we wish to thank you and the other members of the Commission Staff for the timely response to the Company's filing of Amendment No. 1.

        The Company is submitting herewith Amendment No. 2 to the Registration Statement ("Amendment No. 2") marked to show changes to Amendment No. 1. The Company has complied to the best of its ability with the Staff's comments. The Company has responded to all of the Staff's comments either by further amending Amendment No. 1 or by providing supplemental information as set forth herein.

        If possible, the Company respectfully requests any further comments on the Company's responses and Amendment No. 2 as soon as the Commission Staff deems practicable.

        The Company's responses to the comments in the Staff's letter, set forth below in italicized text for ease of reference, are as follows:

Form S-1

General

  1.
  Please refer to prior comment two. You believe that inclusion of Tower's results of operations and CastlePoint's financial statements for the period ended June 30, 2006 supersedes the need for pro forma financial information. However, we continue to believe that your disclosure regarding the continuing impact of your reinsurance and other arrangments with Tower could be improved. For example, effective as of July 1, 2006, the amount you assumed from Tower changed from 30% to 40% under the brokerage quota share reinsurance agreement and from 30% to 50% under the traditional program business quota share reinsurance agreement. Please provide the following new disclosure or explain to us how your existing disclosure provides investors with sufficient information about the continuing impact of these recent transactions.

  •
  Explain your objectives in structuring these reinsurance arrangements with Tower, the purpose of these recent amendments, the expected impact on your financial statements and the changes in such contractual terms that are reasonably likely to occur during the remainder of 2006 and over time.

  •
  Provide a pro forma income statement for the three months ended June 30, 2006 that reflects the current terms for your reinsurance and other arrangement with Tower.

  •
  Provide a discussion and analysis of your pro forma operating results for the three months ended June 30, 2006 that facilitates investors' understanding of the likelihood that such pro forma operating performance is indicative of your expected future operating performance.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

        The Company has added disclosure to the Overview section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Amendment No. 2. with an explanation of its objectives in structuring the reinsurance arrangements with Tower and the purpose of the recent amendments, as well as the proposed amendment to the percentage ceded under the brokerage business quota share reinsurance agreement in 2007. The Company has provided this information in lieu of a pro forma income statement because it also has provided financial information for the quarter ended September 30, 2006 in Amendment No. 2. A discussion and analysis of its third quarter operating results accompanies the third quarter financial information. The Company believes such third quarter financial information and discussion and analysis of its operating results reflect the impact of the recent amendments on its financial statements. The Company does not anticipate at this time that any further changes to the contractual terms of its reinsurance arrangements are reasonably likely to occur during the remainder of 2006. Contractual terms may be adjusted in the future to reflect then current business conditions and opportunities.

  2.
  Please refer to prior comment three. Your statement of changes in shareholders' equity for the period ended April 6, 2006 appears to be inconsistent with your interim statement of changes in shareholders' equity for the period from inception to June 30, 2006. For example, your statement of changes in shareholders' equity for the period ended April 6, 2006 shows $4.6 million of warrants recorded as an expense, which appear to have been excluded from your interim statement of changes in shareholders' equity for the period ended June 30, 2006. Please revise your financial statements to eliminate these apparent inconsistencies.

        The Company supplementally advises the Staff that $4.6 million of warrants issued to Tower is recorded as an expense on both the statement of changes in shareholders' equity for the period ended April 6, 2006, and the interim statement of changes in shareholders' equity for the period ended June 30, 2006. The line item "Fair value of warrants qualifying as equity" in the statement of changes in shareholders' equity for the period ended April 6, 2006 has been revised in Amendment No. 2 to read "Warrant to purchase common shares" for consistency. In addition, the Company supplementally provides the following statement of changes in shareholders' equity for the period from April 6, 2006 to June 30, 2006:

CASTLEPOINT HOLDING, LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
UNAUDITED

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
Balance at April 6, 2006	$295,800	$268,734,107	$—	$(5,168,749)	$263,861,158
Tower Group, Inc., proceeds	—	—	—	—	—
Private offering, net proceeds	—	—			—
Warrant to purchase common shares		(260,060)			(260,060)
Net income				3,520,695	3,520,695
Net unrealized loss			(1,334,289)		(1,334,289)
Stock based compensation		332,830			332,830
Dividends to shareholders				—	—

Balance at June 30, 2006	$295,800	$268,806,877	$(1,334,289)	$(1,648,054)	$266,120,334

  3.
  Please refer to prior comment four. Your accountants' report appears to cover only the ending balances in the statement of changes in shareholders' equity at April 6, 2006. Please obtain a revised accountants' report that accurately describes all financial statements presented.

        The requested change has been made in the accountants' report.

Cover Page

  4.
  We note your response to comment 9 and your revised disclosure. However, our comment sought for you to provide a fixed price or range since no public market currently exists for your common stock. In that regard, this comment is reissued. Please revise your cover page to state that selling shareholders will sell at a price of $xxx (or a range) per share until your shares are quoted on the Nasdaq Global Market and thereafter at prevailing market prices or privately negotiated prices.

        The requested disclosure has been made. The Company supplementally advises the Staff that the upper range of the prices at which the Company believes the selling shareholders could be expected initially to sell their common shares has been left blank in Amendment No. 2. Prior to submitting its request for acceleration of the effective date of the Registration Statement, the Company will amend the Registration Statement to provide this information.

Proposed Acquisitions of Our US Licensed Insurance Companies, pages 3 and 77

  5.
  We note your response to comment 7 and your revised disclosure. Supplementally, you indicated that "[a]lthough the Company is looking at a number of possible candidates, it has not yet identified any target with any reasonable certainty, and the Company has not yet entered into any letter of intent with any particular target." Please provide similar disclosure in your document.

        The requested disclosure has been made. The Company supplementally advises the Staff that the disclosure with respect to the purchase of Tower Indemnity Company of America, or TICA, in Amendment No. 2 does not include GAAP financial statements for this company because the Company believes that TICA does not meet the definition of a significant subsidiary in Rule 1-02(w) of Regulation S-X to the 20% level.

Private Offering, page 9

  6.
  We note your response to comment 10 and your revised disclosure on page 10. However, our comment sought for you to disclose the factors you considered in determining the initial offering price of this proposed offering on your Form S-1. In that regard, the comment is reissued. Please disclose the factors you considered in determining the initial public offering price of this proposed offering in the summary section of your document.

        The requested disclosure has been made.

"All of our arrangements with Tower were negotiated while we were its wholly-owned subsidiary...." page 15

  7.
  We note your response to comment 40 and your revised disclosure. However in light of your affiliation with Tower and because you disclose that the terms you negotiated with Tower "do not necessarily reflect terms that we or Tower would agree to in arms-length negotiations with an independent third party," we believe it is inappropriate to characterize your agreements with Tower as arms-length. Please remove that characterization from your document.

        The requested modifications have been made.

Management's Discussion and Analysis, page 52

Critical Accounting Policies, page 56

  8.
  Please refer to prior comment 81. You state that adjustments to original premium estimates could be material and may significantly impact earnings. However, you do not quantify the sensitivity of your operating results to "reasonably likely" variations in such premium estimates, which appear to be directly related to Tower's historical experience. Please provide an expanded discussion and quantification of the impact on future operating results of "reasonably likely" changes in key premium assumptions.

        The requested disclosure has been made.

  9.
  Please refer to prior comment 83. We continue to believe that disclosure of the key assumptions in your loss reserve estimates and the impact of "reasonably likely" changes in key assumptions on future operating results could be improved. Such "reasonably likely" changes in reserve assumptions appear to be directly related to Tower's historical experience. Please disclose the following information.

  •
  Provide an expanded discussion and quantification of key assumptions in your estimate of the reserve for loss and loss adjustment expenses.

  •
  Provide an expanded discussion and quantification of the impact that "reasonably likely" changes in key reserve assumptions may have on reported operating results.

  •
  Provide an expanded discussion and quantification of the expected magnitude of changes in estimate arising from your reliance on the reserve practices of Tower and other ceding companies. Describe how you provide for these data limitations in your reserve estimation process, including methods for validating reserve adequacy and assumptions used to arrive at your best estimate.

        The requested disclosure has been made.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Principles

Significant accounting policies, pages F-5

  10.
  Please refer to prior comment 98. We continue to believe that the description of your accounting policy for ceding commissions paid in connection with reinsurance assumed could be improved. Please describe how you account for ceding commissions and quantify the related impact on your operating results.

The requested modifications have been made on page F-18 of Amendment No. 2. Please refer to the additional accounting policy for Assumed Commission Expense that has been added to Note 2—Summary of Significant Accounting Policies in the unaudited interim financial statements for the third quarter of the Company. In addition, in Note 14—Segment Information, line item Commission Expenses under Reinsurance Segment quantifies the impact of ceding commissions on the operating results of the Company.

        If you would like further clarification of any of the foregoing responses or have any additional comments, please call the undersigned at (212) 891-3971. The fax number of the undersigned is (212) 310-1771.

Very truly yours,
/s/ Roslyn Tom
Roslyn Tom
cc:
Michael H. Lee
Joel S. Weiner
Roger Brown, Esq.
(CastlePoint Holdings, Ltd.)

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CASTLEPOINT HOLDING, LTD. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY UNAUDITED